Cardax, Inc.
2800 Woodlawn Drive, Suite 129, Honolulu, HI 96822
telephone 808.457.1400 fax 808.237.5901
www.cardaxpharma.com

February 9, 2017

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Gabor

Re:	Cardax, Inc. (the “Company”)
Registration Statement on Form S-1 (Filing No. 333-214049)

Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned securities and in accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on February 9, 2017, at 9:00 A.M. Eastern Time or as soon thereafter as practicable.

In connection with this request, the Company acknowledges that the disclosures in the filing are its responsibility, and acknowledges the following:

(i) should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

(iii) the Company may not and will not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Cardax, Inc.

By:	/s/ David G. Watumull
David G. Watumull
Chief Executive Officer and President